UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ante5, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
03665F 10 6
(CUSIP Number)
Steven Lipscomb
One Hughes Drive, Suite 606
Las Vegas, NV 89109
(323) 330-9881
With a copy to:
Martin Rosenbaum, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
(612-672-8200)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03665F 10 6

1	NAMES OF REPORTING PERSONS Steven Lipscomb

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		1,967,385 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,967,385 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,967,385 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 2 of 6 Pages

CUSIP No.	03665F 10 6
Item 1. Security And Issuer
This Schedule 13D relates to the common stock, $.001 par value, of ante5, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive office is One Hughes Center Drive, Suite 606, Las Vegas, Nevada 89169.
Item 2. Identity And Background
(a)-(c) Steven Lipscomb, the person filing this Schedule 13D (the “Reporting Person”), is a an officer and director of the Company. His business address is One Hughes Drive, Suite 606, Las Vegas, NV 89109.
(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
Item 3. Source And Amount Of Funds Or Other Consideration
Not applicable.
Item 4. Purpose Of Transaction
The shares of the Company’s Common Stock currently owned by the Reporting Person are held by the Reporting Person solely for investment purposes. The reporting person is a director of the Company. Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.
Except as reported in this Item 4, the Reporting Person has no current plans or proposals with respect to the Company which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest In The Securities Of The Issuer
(a) and (b) The Reporting Person beneficially owns and has sole voting power and sole power to dispose with respect to 1,967,385 shares of Common Stock of the Company.
The Reporting Person beneficially owns 9.2% of the Company’s Common Stock. Based upon information provided by the Issuer, it has 21,292,333 shares outstanding as of June 14, 2010.

Page 3 of 6 Pages

CUSIP No.	03665F 10 6
(c) The following transactions have taken place since the Reporting Person’s last filing:
On June 14, 2010, the Voyager Oil & Gas, Inc. (the “Parent”) completed the spin-off of the Company to Parent’s shareholders of record on April 15, 2010. All of the shares reported in this Schedule were received in the spin-off.
(d) and (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings With Respect to Securities of the Issuer
The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
Item 7. Material To Be Filed As Exhibits
Exhibit 99.1 Excluded shares

Page 4 of 6 Pages

CUSIP No.	03665F 10 6
SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: June 24, 2010

/s/ Steven Lipscomb
Steven Lipscomb

Page 5 of 6 Pages